

April 30, 2015

<u>Via E-Mail</u>
Stephen A. Tsoris
Vice President, Secretary and General Counsel
SPX Corporation
13320 Ballantyne Corporate Place
Charlotte, North Carolina 28277

      Re: SPX Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2014
            Filed February 23, 2015
            File No. 001-06948

Dear Mr. Tsoris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1.   Rule 14a-21(a) of the Exchange Act of 1934 requires that you provide shareholders with an advisory vote to approve the compensation of your named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including related narrative disclosure. We note that while the resolution on page 68 of your definitive proxy statement appears to provide shareholders with an advisory vote to approve the compensation of your named executive officers, as required by Rule 14a-21(a), it is unclear how the notice and the proxy card meet those requirements, since they seek only approval of "SPX's executive compensation <u>practices</u>" (emphasis added). See Exchange Act Rules Compliance and Disclosure Interpretation Question 169.07. Please tell us how you intend to address the wording of the notice and proxy card or tell us why you believe that your present disclosure is in compliance with Rule 14a-21(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Maher at 202-551-3184, Geoffrey Kruczek, Senior Attorney, at 202-551-3641 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director